RELEVANT INFORMATION

2024 RESULTS SECOND QUARTER

MAINTAINING A PATH OF OPERATIONAL GROWTH IN ALL SEGMENTS

758 2Q-2024 Kboed
706
668
698
724
750
42
65
105
80
83
COP Trillions
23.5
7.3
0.2
36.7
17.6
6.8
76.4
38.1
17.0
73.2
32.4
9.7
63.9
28.3
7.4
1H-2020
1H-2021
1H-2022
1H-2023
1H-2024

	1H-2020	1H-2021	1H-2022	1H-2023	1H-2024
ROACE	9%	9%	17%	15%	11%
EBITDA MARGIN	31%	48%	50%	44%	44%

● Revenues ● EBITDA ● Net profit -●- Production (kboed) -●- Brent USD/BL

Scenario 1H-2024 without external factors

10.7 TCOP
Net profit

13% ROACE

External Factors

- Exchange rate effect
- Brent price effect
- Inflation and El Niño effect
- Income tax surcharge effect

1.9 TCOP
accumulated efficiencies to 1H-2024

1.5 TCOP
dividends payment to minority shareholders

▼ 61%
Decrease in the *FEPC balance 1H-2024 vs 1H-2023

* FEPC: Fuel price stabilization fund
*1H: First Half

Investment execution target for the year in line with the 2024 Financial Plan (COP 23-27 trillions)*

*No organic investment

Energies for the Transition
2Q-2024

Natural Gas and LPG

* Figure includes gas and LPG and excludes LNG

Accounted
23%
of total hydrocarbon production

8 Alternatives under evaluation and consolidation to the country's gas shortages

Hydrocarbons
2Q-2024

Production	Transport	Refining
758 Kboed	**1,152** Kbd	**424** Kbd
+30 Kboed vs 2Q-2023	(+55 Kbd vs 2Q-2023)	(-4 Kbd vs 2Q-2023)

Production increase
* Highest production en 9 years
*The Uchuva-2 delimiting well confirms the extension of gas discovery in the Colombian Caribbean Offshore

Pipelines Record
Highest average annual volume in the last 5 years (831 kbd/accum)

Historic throughputs
Historic semi-annual throughputs at our refineries, maintaining high operational availability (96.1%)

Transmission and Toll Roads
2Q-2024

Projects awarded

Colombia:
Connection Project Sabanalarga and Valledupar Photovoltaic Plant Valledupar I, II & III.
Capex - 84 BCOP

Brazil:
Award of 24 reinforcements transmission grid reinforcements - Capex of - 542 BCOP.

16% Contribution to the GE EBITDA

Accelerating the energy transition

icpet
Promoter of the energy transition in Colombia

Transfers to the Nation for
25.6 TCOP
1H-2024

80%
water reuse in the operation

Energy Efficiency
Optimization of internal consumption of 1.21 PJ was achieved in the semester, exceeding the annual targer (1.1 *PJ)

*Petajoules

Ovejas (Sucre)
1st Integral Energetic Community of Colombia
Production of 297 KW hour/day with photovoltaic energy

-1.64
MtCO2e
GHG* emissions reduced from 2020 to 1H-2024

*Greenhouse Gas Emissions

CONTACT INFORMATION investors@ecopetrol.com.co

During the Second Quarter of 2024 (2Q24), Ecopetrol Group confronted a challenging environment, which continues to be impacted by several external variables, including the revaluation of the Colombian peso, inflationary pressures, and a decrease in the prices of our refined products. We managed these challenges with resilience, maximizing operational savings, controlling costs, and improving the realization prices of our crude oil.

During 2Q24, Ecopetrol generated revenues of COP 32.6 trillion, an EBITDA of COP 14.1 trillion, a net income of COP 3.4 trillion, and an EBITDA margin of 43%. It is worth highlighting, the dividend payment as of June, of COP 1.5 trillion to our minority shareholders and COP 9.1 trillion to the majority shareholder, rewarding their trust in this company.

Regarding the Fuel Price Stabilization Fund (FEPC), we emphasize the sustained reduction of the outstanding account balance, which totaled COP 12.1 trillion at the end of June, a 61% decrease compared to the same period in 2023.

In the Hydrocarbons business line, for the second quarter of the year, we highlight the strength of our traditional business, closing with a production of 758 kboed (+30.2), transported volumes of 1,152 kbd (+54.7), and refinery throughputs of 424 kbd (-3.4). It is also noteworthy, the Uchuva-2 delineation well, which confirms the extension of the gas discovery in the Caribbean Offshore, providing significant information for the development of this new production frontier in the Colombian Caribbean, and supports the gas potential that has been foreseen in the region.

These results, along with a high-quality commercial strategy, allowed us to capture margins and new market opportunities, strengthening the prices of the crude basket by USD 10.3 USD/Bl, compared to the same period of 2023. The strong performance of our Houston subsidiary, EUST, is remarkable, selling 14 million barrels of crude and products in 2Q24, achieving an EBITDA of USD 24 million and a net income of USD 19 million, totaling an EBITDA of USD 61 million for the 1H24 and USD 48 million in net income.

In the Energies for the Transition business line, as of June, we achieved an accumulated energy optimization of 1.21 petajoules, anticipating the 1.1 petajoules target for 2024. With this result, we contribute to the reduction of Greenhouse Gases with 104,312 tons of CO2 equivalent greenhouse gases, with estimated savings of over COP 72 billion.

Finally, in the Transmission and Toll Roads business line, during 2Q24, ISA was awarded two private contracts in Colombia: the first for the execution of the Atlántico photovoltaic connection project, and the second, through Transelca, to develop the connection to the Valledupar I, II, and III photovoltaic plant in the department of Cesar.

Concerning our technology, environment, social and governance (TESG) strategy, we would like to highlight the following achievements for the quarter:

On July 31st, the Colombian Petroleum Institute (ICP) transformed into the Colombian Petroleum and Energy Transition Institute (Icpet) which will have the mission of driving the energy transition in the country.

By the end of 2Q24, we reduced emissions by 136,408 tCO2e on the environmental front, a 176% compliance level versus the plan for the first half of the year.

In the social dimension, we highlight that the Ecopetrol Group allocated resources for the execution of the Sustainable Territorial Development Portfolio for COP 118,195 million in 2Q24 and a total of COP 183,988 million so far this year, which includes social, environmental, and strategic relationship investment as mandatory.

On the Governance front, during 2Q24, we secured first place in the Merco Talent ranking for the third consecutive year, which identifies the 100 companies with the best capacity to attract and retain talent in Colombia. Additionally, in the Great Place to Work® workplace environment study, we received the “Very Satisfactory” certification, reflecting our excellent work for our employees.

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Regarding the Innovation and Technology agenda, Ecopetrol’s efforts for safe and intelligent operations stand out, through the adoption of Artificial Intelligence for IT Operations - AIOPS. This technology has ensured an availability of over 95.5% for critical technological services and optimized operational and information technology functions within the organization.

We will continue strengthening relationships with all our stakeholders, focusing on generating sustainable value while advancing towards the energy transition.

Ricardo Roa Barragan

President Ecopetrol

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In 2Q24, the Ecopetrol Group reported a net income of COP 3.4 trillion and an EBITDA of COP 14.1 trillion, achieving an EBITDA margin of 43%. These results were driven by exceptional operational performance, demonstrated by increased production and transportation volumes along with stable refinery throughputs. The quarter benefited from improved crude oil spreads and higher Brent prices. However, the results were impacted by external factors in market variables.

Table 1: Financial Summary Income Statement –Ecopetrol Group

Billion (COP)	2Q 2024	2Q 2023	∆ ($)	∆ (%)	6M 2024	6M 2023	∆ ($)	∆ (%)
Total sales	32,627	34,300	(1,673)	(4.9%)	63,929	73,154	(9,225)	(12.6%)
Depreciation and amortization	3,594	3,239	355	11.0%	7,046	6,248	798	12.8%
Variable cost	12,020	13,718	(1,698)	(12.4%)	22,841	29,065	(6,224)	(21.4%)
Fixed cost	4,966	4,530	436	9.6%	9,757	8,952	805	9.0%
Cost of sales	20,580	21,487	(907)	(4.2%)	39,644	44,265	(4,621)	(10.4%)
Gross income	12,047	12,813	(766)	(6.0%)	24,285	28,889	(4,604)	(15.9%)
Operating and exploratory expenses	2,512	2,314	198	8.6%	4,948	4,670	278	6.0%
Operating income	9,535	10,499	(964)	(9.2%)	19,337	24,219	(4,882)	(20.2%)
Financial income (loss), net	(2,090)	(2,044)	(46)	2.3%	(4,092)	(3,549)	(543)	15.3%
Share of profit of companies	189	155	34	21.9%	386	497	(111)	(22.3%)
Income before income tax	7,634	8,610	(976)	(11.3%)	15,631	21,167	(5,536)	(26.2%)
Income tax	(3,234)	(3,336)	102	(3.1%)	(6,154)	(8,929)	2,775	(31.1%)
Net income consolidated	4,400	5,274	(874)	(16.6%)	9,477	12,238	(2,761)	(22.6%)
Non-controlling interest	(1,024)	(1,187)	163	(13.7%)	(2,090)	(2,490)	400	(16.1%)
Net income attributable to owners of Ecopetrol	3,376	4,087	(711)	(17.4%)	7,387	9,748	(2,361)	(24.2%)

EBITDA	14,052	14,585	(533)	(3.7%)	28,291	32,427	(4,136)	(12.8%)
EBITDA Margin	43.1%	42.5%	-	0.6%	44.3%	44.3%	-	0.0%

The financial information included in this report has not yet been audited. It is expressed in billions or trillions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (kboed) or tons, as noted. Certain figures in this report were rounded to the nearest decimal place for presentation purposes.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol’s business, operational and financial results, and prospects for growth. These are forward-looking statements and, as such, are based solely on management’s expectations regarding Ecopetrol’s future and its ongoing access to capital to fund Ecopetrol’s business plan. Such forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and the industry, to mention a few. Therefore, they are subject to change without notice.

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